Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

VIA EDGAR	May 20, 2026

Re:	Acceleration Request for Medline Inc.

Registration Statement on Form S-1

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Juan Grana, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Medline Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:05 p.m., Washington, D.C. time, on May 21, 2026, or as soon as practicable thereafter.

Call me at (202) 636-5804 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

NEW YORK    BEIJING    BOSTON    BRUSSELS    HONG KONG    HOUSTON   LONDON   LOS ANGELES   LUXEMBOURG  PALO ALTO   SAN FRANCISCO  SÃO PAULO   TOKYO

May 20, 2026

VIA EDGAR

Re:	Medline Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medline Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05 p.m., Washington, D.C. time, on May 21, 2026, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

MEDLINE INC.

By:	/s/ Alexander M. Liberman
Name: Alexander M. Liberman
Title: Chief Legal Officer

Goldman Sachs & Co. LLC

200 West Street, New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway, New York, New York 10036

BofA Securities, Inc.

One Bryant Park, New York, New York 10036

J.P. Morgan Securities LLC

270 Park Avenue, New York, New York 10017

May 20, 2026

VIA EDGAR

Re:	Medline Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana, Esq.

Ladies and Gentlemen:

In connection with the above-reference Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the proposed public offering of Medline Inc.’s (the “Company”) Class A common stock, we wish to advise you that we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05 p.m., Washington, D.C. time, on May 21, 2026 or as soon as possible thereafter or at such later time as the Company or its counsel may request.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

MORGAN STANLEY & CO. LLC

BOFA SECURITIES, INC.

J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

By:	BOFA SECURITIES, INC.

By:	/s/ Justin Walter
Name: Justin Walter
Title: Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Head of Healthcare ECM